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                     March 14, 2023

       Michael S. Helm
       Chief Financial Officer and Chief Accounting Officer
       Berry Corporation (bry)
       16000 Dallas Parkway, Suite 500
       Dallas, Texas 75248

                                                        Re: Berry Corporation
(bry)
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            File No. 001-38606

       Dear Michael S. Helm:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation